UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AVANT Immunotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

053491205

(CUSIP Number)

Ursula B. Bartels

Senior Vice President, General Counsel and Secretary

Medarex, Inc.

707 State Road

Princeton, NJ 08540

(609) 430-2880

With a Copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

(650) 843-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916101

1.	Names of Reporting Persons Medarex, Inc. I.R.S. Employer Identification Number: 22-2822175

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,312,539

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,312,539

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,539

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of AVANT Immunotherapeutics, Inc., a Delaware corporation (“AVANT”). AVANT’s principal executive offices are located at 119 Fourth Avenue, Needham, Massachusetts 02494.

Item 2.	Identity and Background

This statement is filed by Medarex, Inc., a New Jersey corporation (“Medarex” or the “Reporting Person”). Medarex is a biopharmaceutical company focused on the discovery, development and commercialization of fully human antibody-based therapeutic product candidates for the treatment of a wide range of diseases, including cancer, inflammation, autoimmune disorders and other life-threatening and debilitating diseases. Medarex’s principal place of business and executive offices are located at 707 State Road, Princeton, New Jersey 08540.

The name, business address, and principal occupation of each executive officer and director of the Reporting Person is as set forth on Appendix A attached hereto. Each executive officer and director of the Reporting Person is a United States citizen.

During the past five years, neither Medarex nor, to Medarex’s knowledge, any of the directors and executive officers of Medarex, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 7, 2008, AVANT announced the closing of a business combination transaction (the “Merger”) pursuant to a certain Agreement and Plan of Merger, dated October 19, 2007 (the “Merger Agreement”) by and among AVANT, Callisto Merger Corporation (“Callisto”), a wholly-owned subsidiary of AVANT, and Celldex Therapeutics, Inc. (“Celldex”).  Pursuant to the terms of the Merger Agreement, Callisto merged with and into Celldex, with Celldex as the surviving company and a wholly-owned subsidiary of AVANT.  Medarex owned approximately 60% of Celldex prior to the Merger and, as a result of the Merger and pursuant to the terms of the Merger Agreement, Medarex received approximately 4.9 shares of AVANT’s Common Stock in exchange for each share it held in Celldex prior to the Merger, subject to adjustment to account for a 1-for-12 reverse stock split approved by AVANT’S board of directors on the closing date of the Merger Agreement.  As a result of the Merger and pursuant to the terms of the Merger Agreement, Medarex was issued 4,960,848 shares of AVANT Common Stock in exchange for the shares it previously held in Celldex and 351,691 shares of AVANT Common Stock in settlement of a prior dispute between Medarex and Celldex which obligation was assumed by AVANT in the Merger.

Item 4.	Purpose of Transaction

The shares of Common Stock owned by Medarex were acquired as the result of the Merger described in Item 3 above.  Medarex holds such shares of Common Stock for investment purposes.

As part of the terms of the Merger Agreement, AVANT assumed Celldex’s obligations with respect to each outstanding option to purchase shares of Celldex common stock under Celldex’s 2005 Equity Incentive Plan.  Prior to the closing of the Merger, Charles Schaller, Chairman of the Board of Directors of Celldex and member of the Board of Directors of Medarex, held an option to purchase shares of Celldex common stock which was assumed by AVANT and is exercisable for up to 14,882 shares of AVANT Common Stock (on a post-split basis).

Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(1) the acquisition by any person of additional securities of AVANT or the disposition of additional securities of AVANT;

(2) an extraordinary corporate transaction such as a merger, reorganization or liquidation of AVANT,

involving AVANT or any of its subsidiaries;

(3) the sale or transfer of a material amount of assets of AVANT or any of its subsidiaries;

(4) any change in the present board of directors or management of AVANT;

(5) any material change in AVANT’s present capitalization or dividend policy;

(6) any other material change in AVANT’s business or corporate structure;

(7) changes in AVANT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AVANT by any person;

(8) causing a class of securities of AVANT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9) a class of securities of AVANT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Although there is no present intention to do so, the Reporting Person and/or any person named on Appendix A attached hereto may decide to make additional purchases or dispose of its Common Stock in the future either in the open market or in private transactions, subject to its or their evaluation of the AVANT’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person or any person named on Appendix A attached hereto, prospects for the respective business’ of the Reporting Person or any person named on Appendix A attached hereto, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person or any person named on Appendix A attached hereto, at any time, may decide to change its or his intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock, although neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named on Appendix A attached hereto has any current intention to do so.

Item 5.	Interest in Securities of the Issuer

(a) – (b)     Set forth below is information concerning the beneficial ownership of AVANT Common Stock, as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act, by the Reporting Person and each other person for which disclosure is required under this Schedule 13D pursuant to General Instruction C.

Medarex, Inc.
Beneficial Ownership	5,312,539

Percentage of Class	35.6

Sole Voting Power	5,312,539

Shared Voting Power	-0-

Sole Dispositive Power	5,312,539

Shared Dispositive Power	-0-

Except as noted in the above table, none of the individuals listed on Appendix A hereto beneficially own any securities of AVANT.

Medarex may be deemed to have sole voting power and the sole power to dispose of the Common Stock acquired by Medarex in the Merger. To the extent that each of Medarex’s directors may be deemed to share the power to vote (and direct the vote of) or dispose of (or direct the disposition of) the shares of Common Stock owned of record by Medarex, each such director disclaims beneficial ownership of the shares of Common Stock owned by Medarex.

(c)  Except as otherwise described in this Schedule 13D, there have been no transactions in the Common Stock of AVANT by the Reporting Person or any of its executive officers or directors in the sixty days prior to the date of filing this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

Under the terms of the Merger Agreement, Medarex and each continuing executive officer and director of AVANT and Celldex were required to deliver to AVANT a “lock-up” agreement (each, a “Lock-up Agreement”). Pursuant to Medarex’s Lock-up Agreement, a portion of the shares of Common Stock issued to Medarex in the Merger may not be, directly or indirectly, sold for a period of three months following completion of the Merger and the balance of the shares may not be, directly or indirectly, sold for a period of twelve months following the closing of the Merger. Mr. Schaller may not, directly or indirectly, sell any shares of Common Stock, including any shares of Common Stock issuable upon exercise of his option, during the six month period following the closing of the Merger.  The description contained in this Schedule 13D of each Lock-up Agreement is qualified in its entirety by reference to the full text of each Lock-up Agreement, a copy of which is incorporated by reference in this Schedule 13D — See Exhibits 2 and 3.

Board Representative

Pursuant to the Merger Agreement, Mr. Schaller was designated as a member of AVANT’s board of directors simultaneous with the closing of the Merger.  Mr. Schaller is also a member of the board of directors of Medarex.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
1†	Agreement and Plan of Merger dated as of October 19, 2007 by and among AVANT Immunotherapeutics, Inc., Callisto Merger Corporation and Celldex Therapeutics, Inc.

2	Lock-up Agreement between Medarex, Inc. and AVANT Immunotherapeutics, Inc.

3	Lock-up Agreement between Charles R. Schaller and AVANT Immunotherapeutics, Inc.

†Incorporated by reference to Annex A of the Registration Statement on Form S-4 (File No. 333-148291), filed by AVANT Immunotherapeutics, Inc. with the SEC on December 12, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDAREX, INC.

Date: March 17, 2008	/s/ Howard H. Pien
Howard H. Pien,
President and Chief Executive Officer

APPENDIX A

LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Directors of Medarex, Inc.

Patricia M. Danzon

Address: 707 State Road, Princeton, NJ 08540

Principal Employment: Celia Moh Professor, Health Care Systems, Insurance and Risk Management at the Wharton School of the University of Pennsylvania.

Robert C. Dinerstein

Address: 707 State Road, Princeton, NJ 08540

Principal Employment: Mr. Dinerstein has served as the Global Co-Chair and New York Chair of the Financial Institutions Practice at Greenberg Traurig, LLP, an international law firm, where he focuses on banking and securities regulation, new product development and international capital markets issues.

Abhijeet J. Lele

Address: 707 State Road, Princeton, NJ 08540

Principal Employment: Managing Member of EGS Healthcare Capital Partners, a venture capital firm that focuses on investments in biopharmaceutical, specialty pharmaceutical and medical device companies.

Irwin Lerner (Chairman) Address: 707 State Road, Princeton, NJ 08540 Principal Employment: Independent consultant.

Marc Rubin

Address: 707 State Road, Princeton, NJ 08540

Principal Employment: President and Chief Executive Officer of Titan Pharmaceutical, Inc., a biopharmaceutical company publicly traded on the American Stock Exchange.

Ronald J. Saldarini Address: 707 State Road, Princeton, NJ 08540 Principal Employment: Associate at Naimark & Associates, a healthcare consulting firm.

Charles R. Schaller Address: 707 State Road, Princeton, NJ 08540 Principal Employment: Chemical industry management consultant.

Julius A. Vida Address: 707 State Road, Princeton, NJ 08540 Principal Employment: Pharmaceutical consultant with VIDA International Pharmaceutical Consultants.

Executive Officers of Medarex, Inc.†

Ursula B. Bartels Senior Vice President, General Counsel and Secretary

Nils Lonberg Senior Vice President and Scientific Director

W. Bradford Middlekauff Senior Vice President, Strategic Planning

Geoffrey M. Nichol Senior Vice President, Product Development

Ronald A. Pepin Senior Vice President, Business Development

Howard H. Pien‡ President and Chief Executive Officer

Christian S. Schade Senior Vice President, Finance and Administration, and Chief Financial Officer

† The principal employment of each executive officer is with Medarex, Inc.  The business address of each executive officer with Medarex is: Medarex, Inc. 707 State Road, Princeton, NJ 08540.

‡  Mr. Pien is also a member of the Board of Directors of Medarex, Inc.